SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE § 240.13d-2(a)

(Amendment No.    )

LoJack Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

539451104

(CUSIP Number)

Richard T. Riley c/o LoJack Corporation 40 Pequot Way Canton, MA 02021 (781) 302-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

CUSIP No. 539451104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Richard T. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,097,623 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,097,623 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,097,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The amount reported includes 88,600 shares held in the name of the Reporting Person’s spouse, and 762,252 currently exercisable options to purchase Common Stock.
(2)	The percentage reported is based upon 18,071,842 shares of Common Stock outstanding as of May 1, 2012, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2012, and assumes that the currently exercisable options held by the Reporting Person are exercised but does not include the number of shares of Common Stock underlying options held by any other person.

CUSIP No. 539451104	13D	Page 3 of 6 Pages

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of LoJack Corporation, a Massachusetts corporation (the “Issuer”). The principal executive offices of the Issuer are located at 40 Pequot Way, Canton, Massachusetts 02021.

ITEM 2.	Identity and Background.

(a) This statement is being filed by Richard T. Riley (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o LoJack Corporation, 40 Pequot Way, Canton, Massachusetts 02021.

(c) The Reporting Person retired as an employee of the Issuer on May 17, 2012, and currently serves on the Issuer’s board of directors as well as several other boards. The Reporting Person served as Executive Chairman of the Issuer from November 2011 to May 2012; as Chairman, President and Chief Executive Officer of the Issuer from May 2010 to November 2011; as Executive Chairman of the Issuer from January 2009 to May 2010; as Chairman and Chief Executive Officer of the Issuer from November 2006 to December 2008; and as President and Chief Operating Officer of the Issuer from February 2005 to November 2006. The Reporting Person has served as a director of the Issuer since February 2005.

(d) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein were acquired over several years, starting in 2005 in connection with the Reporting Person’s employment with the Issuer and/or service as a director of the Issuer. The Reporting Person acquired the securities through various means, including (i) open market purchases of shares with his personal funds, (ii) the grant by the Issuer of restricted shares of Common Stock that vested based upon the achievement of time-based and/or performance-based vesting conditions, (iii) the purchase of shares of Common Stock under the Issuer’s Employee Stock Purchase Plan, and (iv) the grant by the Issuer of options to purchase 762,252 shares of Common Stock at exercise prices ranging from $4.16 to $22.18 per share which are currently exercisable. The restricted shares and stock options referenced in the preceding sentence were granted by the Issuer at no cost to the Reporting Person as part of his compensation for service as an officer and/or director of the Issuer.

In connection with the Reporting Person’s retirement as an employee of the Issuer as of May 17, 2012, all of his unvested stock options and restricted shares, which included options to purchase 283,117 shares of Common Stock and 131,196 restricted shares, vested in full.

CUSIP No. 539451104	13D	Page 4 of 6 Pages

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the securities reported herein (i) for investment purposes and/or (ii) as part of his compensation for serving as an officer and/or director of the Issuer. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis. In the future, he may acquire additional shares of Common Stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws, including, without limitation, pursuant to Rule 10b5-1 trading plans. Such decisions will be based on a number of factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, and the Reporting Person’s personal finances. Also, as a continuing director of the Issuer, the Reporting Person may receive future equity awards from the Issuer in accordance with the Issuer’s director compensation program as in effect from time to time.

As a director of the Issuer, the Reporting Person is involved in the oversight of management of the Issuer and setting policy for the Issuer, and he participates with the Board of Directors in the consideration of, and taking action on, significant corporate events involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own 1,097,623 shares of Common Stock, which represents 5.8% of the outstanding shares of Common Stock. This percentage is based upon 18,071,842 shares of Common Stock outstanding as of May 1, 2012, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2012, and assumes that the currently exercisable options held by the Reporting Person are exercised but does not include the number of shares of Common Stock underlying options held by any other person.

The Reporting Person has the sole power to vote or to direct the vote of 1,097,623 shares of Common Stock and sole power to dispose or direct the disposition of 1,097,623 shares of Common Stock. These amounts include 88,600 shares held in the name of the Reporting Person’s spouse, and 762,252 currently exercisable options to purchase Common Stock.

(c) In the last 60 days, the Reporting Person had the following transaction(s) in shares of Common Stock: on May 17, 2012, in connection with the vesting of restricted shares held by the Reporting Person, the Reporting Person disposed of 41,590 shares of Common Stock to the Issuer valued at $3.08 per share to satisfy tax withholding obligations. As disclosed in Item 3 above, the restricted shares were granted at no cost to the Reporting Person as part of the Reporting Person’s compensation for serving as an officer and/or director of the Issuer.

(d) No other party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

CUSIP No. 539451104	13D	Page 5 of 6 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person holds currently exercisable stock options subject to individual option agreements under the Issuer’s 2008 Stock Incentive Plan and 2003 Stock Incentive Plan. During the life of the Reporting Person, such stock options shall be exercisable only by him, by a conservator or guardian duly appointed for him by reason of the Reporting Person’s incapacity or by the person appointed by the Reporting Person in a durable power of attorney acceptable to the Issuer’s counsel. Such stock options are not assignable or transferable by the Reporting Person except by will or by the laws of descent and distribution or as permitted by the Compensation, Organization and Succession Committee of the Issuer.

As a continuing director of the Issuer, the Reporting Person may receive future equity awards from the Issuer in accordance with the Issuer’s director compensation program as in effect from time to time. Currently, non-employee directors receive an annual grant of $80,000 (rounded to the nearest whole number of shares) in value of restricted stock subject to forfeiture and restrictions on transfer, with such restrictions to lapse two years after the date of grant. The number of shares is determined by dividing $80,000 by the Issuer’s closing stock price on the date of grant, subject to the limitation that in no event shall directors be granted more than 15,000 shares of Common Stock on such date.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are there any contracts, arrangements, understandings or relationships regarding securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements, if any.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit No.	Description

1.	Form of LoJack Corporation 2008 Stock Incentive Plan Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on May 22, 2008, File No. 001-08439).

2.	Form of LoJack Corporation 2003 Stock Incentive Plan Stock Option Agreement (incorporated herein by reference to Exhibit 10tt of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 001-08439).

CUSIP No. 539451104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

/s/ Richard T. Riley
Richard T. Riley